Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES DISMISSAL OF A PURPORTED
CLASS ACTION

Tel Aviv, Israel, January 25, 2009, Elbit Imaging Ltd. (“EI”) (NASDAQ: EMITF), announced today that the District Court of Haifa has dismissed, due to its inadequacy to be litigated as a class action, an application to certify a purported claim as a class action, in the framework of Civil Case #1318/99 which was filed in the District Court of Haifa in November 1999 by a number of institutional and other investors, holding shares in Elscint Ltd. (Elscint), against the Company, Elscint, Europe Israel (MMS) Ltd. (EIL), Control Centers Ltd. and past and present officers in the such companies and others. The said purported claim was filed with regards to an alleged continued and systematic oppression of the minority shareholders in Elscint, which allegedly caused monetary damages and which is claimed to have started in the agreements Elscint made for the realization of the main part of its assets, continued with the sale of the control in Elscint to the EIL and with the breach of a tender offer made by the Company to purchase of the minority shares of Elscint and ended with the agreements executed by Elscint for the acquisition of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively, at a higher consideration than their true values.

For additional details in respect of the said claim, see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com